UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025.

Commission File Number 001-40626

VTEX

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Harbour Place, 103 South Church Street

Grand Cayman, KY1-1002

Cayman Islands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

VTEX customers drive $1.0 billion in Black Friday-Cyber Monday sales

Black Friday-Cyber Monday recorded 10.2% order growth and 18.2% GMV growth in USD

New York, December 2nd, 2025 – VTEX (NYSE: VTEX), the backbone for connected commerce, announced today that VTEX customers reached a GMV of US$1.0 billion over Black Friday-Cyber Monday week1. Compared to 2024, orders increased 10.2% and GMV grew 8.1% in FX-neutral and 18.2% in USD, reflecting the positive impact of foreign exchange dynamics.

This year, across the 43 countries where VTEX operates, the top-performing verticals were Apparel & Accessories, Beauty & Health, and Home, Furniture & Decoration, achieving 24.2%, 23.5%, and 19.7% GMV growth in USD, respectively.

"November's overall performance unfolded in line with expectations, resulting in a full-month GMV growth of 9.4% FX-neutral and 16.8% USD. As we have seen in prior years, the density of seasonal sales continues to spread across the full month, with 11/11 becoming an increasingly relevant date that contributed to GMV growth of 24.9% FX-neutral and 35.7% in USD for that week. Amid broader market shifts and a persistently high interest rate environment, Black Friday once again demonstrated the resilience of VTEX customers," said Geraldo Thomaz, founder and co-CEO at VTEX. “We are proud to be the commerce backbone our customers rely on for security, reliability, and scalability during these critical holiday season peak events.”

“The broader digital commerce environment remains dynamic, and our strategic priorities are built to capitalize on this shift. We continue to invest with discipline in our global expansion, product capability enhancements, and high-impact initiatives like B2B, Retail Media, and AI. We see these bets shaping the future of enterprise commerce and driving our growth acceleration. Rather than just observing market shifts, we are navigating them side-by-side with our customers, helping them operate efficiently, modernize their commerce infrastructure, and stay ahead in changing conditions. Our focus remains on building durable value, executing with precision, and ensuring VTEX remains the trusted partner for growth through every market and economic cycle,” he added.

VTEX Black Friday-Cyber Monday week1 2025 Highlights:

•
Black Friday-Cyber Monday week sales peaked on November 28th, at 12:33 pm ET, when VTEX customers’ GMV reached $0.6 million per minute.
•
VTEX powered 9.9 million consumer orders globally from their preferred brands and retailers during Black Friday-Cyber Monday week 2025, representing a year-over-year increase of 10.2%.
•
GMV in the United States and EMEA grew over 30% in FX-neutral and USD.
•
2 out of 5 orders leveraged inventory from physical stores, optimizing retailers’ working capital and enabling faster, lower-cost delivery.

Beyond driving sales growth, VTEX provided peace of mind to its customers by delivering uncompromised scalability, reliability, and security. Underscoring this performance, VTEX infrastructure processed 273 billion edge requests during the Black Friday-Cyber Monday week and performance peaked at 53 million requests per minute on edge.

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1 The Black Friday-Cyber Monday week disclosed data is based on gross merchandise volume (GMV) and orders by VTEX customers around the world from 25/Nov/2025 00:00 UTC (Tuesday) to 01/Dec/2025 23:59 UTC (Monday) compared to 26/Nov/2024 00:00 UTC (Tuesday) to 02/Dec/2024 23:59 UTC (Monday)

About VTEX

VTEX (NYSE: VTEX) is the commerce suite of choice for bold CIOs and CEOs globally, delivering transformative outcomes with unprecedented operational efficiency. By unifying a comprehensive ecosystem of solutions—including B2C, B2B, Omnichannel, and Retail Media—VTEX empowers brands and retailers to eliminate friction, foster collaboration, and accelerate growth. More than just software, VTEX is an agent of transformation, seamlessly connecting customers, partners, and developers to drive tangible business results. Trusted by 2.4 thousand global B2C and B2B customers, including Carrefour, Colgate, Sony, Stanley Black & Decker, and Whirlpool, VTEX supports 3.4 thousand active online stores across 43 countries (FY ended December 31, 2024). For more information, visit www.vtex.com.

Forward-looking Statements

This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws ("forward-looking statements"), including statements concerning commerce trends. Words such as "expects", "anticipates" and "intends" or similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to the inherent uncertainties in predicting future results and conditions and no assurance can be given that these trends will continue. VTEX undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

All data presented here (including worldwide sales) is approximate and is based on various assumptions. All data is unaudited and is subject to adjustment.

Contact

Julia Vater Fernández

VP of Investor Relations

investors@vtex.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: December 2, 2025

VTEX

By: /s/ Ricardo Camatta Sodre

Name: Ricardo Camatta Sodre

Title: Chief Financial Officer